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                                                                  EXHIBIT (a)(1)

                       ASSOCIATED MATERIALS INCORPORATED

                                                                  March 22, 2002

Dear Stockholder:

     I am pleased to inform you that Associated Materials Incorporated has entered into a merger agreement with Associated Materials Holdings Inc., formerly Harvest/AMI Holdings Inc. ("Parent"), a newly formed affiliate of Harvest Partners, Inc., a private equity firm. Under the merger agreement, a wholly owned subsidiary of Parent has commenced a tender offer to purchase all of the outstanding shares of the Company's common stock for $50.00 per share in cash. The tender offer is conditioned upon, among other things, Parent purchasing at least a majority of the shares in the tender offer on a fully diluted basis, the receipt of acquisition financing, regulatory approvals and other customary conditions. The tender offer will be followed by a merger in which each share of the Company's common stock not purchased in the tender offer will be converted into the right to receive $50.00 per share in cash.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF PARENT'S OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS. YOUR BOARD OF DIRECTORS RECOMMENDS THAT ALL THE COMPANY'S STOCKHOLDERS ACCEPT PARENT'S OFFER AND TENDER THEIR SHARES OF THE COMPANY'S COMMON STOCK PURSUANT TO THE OFFER.

     In arriving at its recommendation, your Board of Directors considered a number of factors, as described in the attached Schedule 14D-9. The Company's financial advisor, Salomon Smith Barney Inc., has delivered to the Board of Directors a written opinion dated March 16, 2002 to the effect that, as of that date and based upon and subject to certain matters stated in such opinion, the $50.00 per share cash consideration to be received in the tender offer and the merger by the holders of the Company's common stock (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. A copy of Salomon Smith Barney's written opinion dated March 16, 2002, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Salomon Smith Barney in rendering its opinion, can be found in Annex A to the attached Schedule 14D-9. You should read the opinion carefully and in its entirety.

     Enclosed are Parent's Offer to Purchase, dated March 22, 2002, a letter of transmittal and other related documents. These documents provide instructions on how to tender your shares and set forth the terms and conditions of the tender offer and other important information. The Schedule 14D-9 describes in more detail the background and reasons considered by the Board in its decision to approve the tender offer and the merger and contains other information relating to the tender offer. I urge you to consider this information carefully.

                                            Sincerely,

                                            [/s/ WILLIAM W. WINSPEAR]
                                            William W. Winspear
                                            Chairman, President and Chief
                                            Executive Officer

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